Exhibit 23.1


CONSENT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Liberty Financial Companies, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Liberty Financial Companies, Inc., pertaining to its Amended and Restated 1995 Stock Incentive Plan, of our report dated February 16, 1996, relating to the consolidated balance sheet of Liberty Financial Companies, Inc. and subsidiaries as of December 31, 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1995 which report appears in the December 31, 1995 annual report on Form 10-K of Liberty Financial Companies, Inc.


                                    KPMG Peat Marwick LLP


Boston, Massachusetts
May 29, 1997